082-04421
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SEC
Mail Processing
Section
NOV 13 2008
Washington, DC
101

EASTMAIN

NEWS RELEASE

TSX Symbol: ER
Oct 30, 2008

Eau Claire Gold Deposit
First 20 drill holes hit 51 intersections averaging 0.54 oz gold per ton

Eastmain Resources Inc. (TSX:ER) announces preliminary assay results from the first 20 drill holes of the current program at its wholly-owned Eau Claire Gold Deposit, located in James Bay, Northern Québec. These holes (ER08-113 to ER08-132), which have intersected the Main Group of veins below 2007 drilling, include **51 metre-wide intersections** with an **average grade** of **18.66 g/t Au** or **0.54 ounces** gold per ton and **26 vein intervals** with an **average grade** of **34.32 g/t Au** (1 ounce per ton). See Table 1: 2008 Preliminary Assay Results. Assay data is pending for the remaining 44 drill holes.

Definition drilling over the past twelve months, using large diameter (HQ) core, has confirmed the lateral and vertical continuity of the Eau Claire gold deposit. Over **100** metre-wide vein **intervals** containing an **average grade of one ounce gold per ton** have been intersected to date in this drilling. The current program will continue until the end of the month.

Sixty-three drill holes, totaling 11,350 metres, have been completed during the 2008 phase of drilling. The first 20 drill holes intersected 80 quartz-tourmaline veins ranging from **8.42 g/t Au (0.25 ounces per ton) over 5.0 metres to 168.5 g/t Au (4.92 ounces per ton) over 0.5 metre** (Table 1). A new set of gold-bearing veins, designated as the "T series", has also been discovered north of the main deposit. Highlights from this vein series include: **29.74 g/t Au over 1.5 m** in hole 118, 17.76 g/t Au over one metre in hole 129 and up to **147.1 g/t Au over 0.5 metre** in hole 132.

Definition drilling at Eau Claire has delineated high-grade, near-surface ounces, which could be extracted by open pit methods. A 2009 winter drill program is scheduled to continue to trace the high-grade central portion of the deposit to depth. The near-term objectives of the Corporation are to advance the project to the development stage, through continued low-cost definition drilling, and subsequently sell the gold asset to a producing company, while retaining a royalty interest.

"Drilling at Eau Claire continues to expand this high-grade gold deposit, located in one of the most favourable mining districts in the world – Quebec. Despite the recent financial crisis and market meltdown our Company is well funded, with in excess of $20 Million in the treasury and the benefit of additional exploration funding through impressive financial incentives from the Québec government. We have sufficient funds to continue our business plan for the next five years, even without including any provincial reimbursements. We will continue to enhance the value of our assets through ongoing drilling under and around defined resources and known metal targets. Our exploration activities will focus on expanding our 100%-owned gold deposits and exploring the Éléonore South Joint Venture, which is funded by Goldcorp" stated Eastmain's CEO, Don Robinson.

PROCESSED
DEC 03 2008
THOMSON REUTERS

About Eastmain Resources Inc. (TSX:ER)

Eastmain is a Canadian gold exploration company with 100% interest in the Eau Claire and Eastmain gold deposits. The Corporation has in excess of $20 Million in working capital and holds an interest in 12 projects within the James Bay District, including the Éléonore South property, where a gold discovery has been found in a similar geologic setting to Goldcorp's Roberto deposit. Eastmain has an annual budget of $4 million for gold exploration in Québec.

For further information please contact Eastmain Resources Inc.: Dr. Donald J. Robinson, President or Catherine Butella, Exploration Manager at (519) 940-4870, fax (519) 940-4871, by e-mail: info@eastmain.com or visit our website at www.eastmain.com.

The statements made in this Press Release may contain forward-looking statements that may involve a number of risks. Actual events or results could differ materially from the Company's expectations and projections.

Table 1. 2008 Preliminary Assay Results - Eau Claire Gold Deposit

Hole ID	From	To	Length (m)	Au g/t	Au oz/ton	Vein ID	Notes
ER08-113	113.8	114.3	0.50	**20.90**	0.61	T1	VQTL VG
	117.9	118.9	1.00	7.65	0.22	T1	
incl.	118.4	118.9	0.50	14.25	0.42	T1	
ER08-114	53.5	54.0	0.50	12.60	0.37	P	
ER08-115	58.4	58.9	0.50	**17.85**	0.52	JQ	VQTL VG
	69.5	70.1	0.60	**40.80**	**1.19**	R	VQTL VG
	150.6	151.1	0.50	12.95	0.38	T3	VQTL VG
ER08-116	58.6	60.1	1.50	**38.31**	**1.12**	JQ	VQTL VG
incl.	59.1	59.6	0.50	**101.00**	**2.95**		
	71.2	72.2	1.00	14.64	0.43	R	
ER08-117	58.5	59.5	1.00	**120.20**	**3.51**	JQ	VQTL VG
incl.	59.0	59.5	0.50	**168.50**	**4.92**		
	71.5	73.5	2.00	9.96	0.29	R	
incl.	72.5	73.0	0.50	**27.10**	0.79		VQTL VG
	106.7	107.2	0.50	**27.00**	0.79	T	VQTL VG
ER08-118	65.4	65.9	0.50	**59.40**	**1.73**	JQ	VQTL VG
	79.5	80.6	1.10	7.57	0.22	R	VQTL VG
	120.5	122.0	1.50	**29.74**	0.87	T	VQTL VG
incl.	120.5	121.0	0.50	**39.50**	**1.15**		
incl.	121.0	121.5	0.50	**45.80**	**1.34**		
ER08-120	114.6	115.6	1.00	6.76	0.20	S	
	208.6	209.1	0.50	9.64	0.28	T	
ER08-121	59.5	61.9	2.40	8.96	0.26	JQ	VQTL VG
incl.	61.4	61.9	0.50	**17.80**	0.52		
ER08-122	85.4	86.4	1.00	**65.88**	**1.92**	S	VQTL VG
incl.	85.9	86.4	0.50	**129.00**	**3.77**		
ER08-123	52.7	53.2	0.50	**31.70**	0.93	P	VQTL VG
	65.0	65.5	0.50	10.00	0.29	JQ	
	117.0	117.5	0.50	10.25	0.30	T	
ER08-126	74.9	75.4	0.50	**22.00**	0.64	JQ	
	88.2	89.2	1.00	11.36	0.33	R	VQTL VG
incl.	88.7	89.2	0.50	**18.95**	0.55		
ER08-128	117.4	118.9	1.50	12.89	0.38	P	
incl.	118.4	118.9	0.50	**20.50**	0.60		
ER08-129	121.5	122.0	0.50	**41.30**	**1.21**	JQ	VQTL VG
	244.0	245.0	1.00	**17.76**	0.52	T	
incl.	244.5	245.0	0.50	**34.00**	0.99		

Table 1. 2008 Preliminary Assay Results - Eau Claire Gold Deposit

Hole ID	From	To	Length (m)	Au g/t	Au oz/ton	Vein ID	Notes
ER08-130	51.0	52.5	1.50	7.44	0.22	P	
	61.4	61.9	0.50	9.37	0.27	JQ	
	93.8	94.8	1.00	**35.70**	**1.04**	S	
ER08-131	58.2	59.7	1.50	**37.45**	**1.09**	JQ	
incl.	58.7	59.2	0.50	**67.50**	**1.97**		VQTL VG
ER08-132	73.5	74.5	1.00	**35.55**	**1.04**	JQ	VQTL VG
incl.	74.0	74.5	0.50	**49.30**	**1.44**		
	84.0	84.5	0.50	12.60	0.37	R	
	122.1	123.1	1.00	**74.15**	**2.17**	T	
incl.	122.6	123.1	0.50	**147.10**	**4.30**		VQTL VG
	159.5	164.5	**5.00**	8.42	0.25	T3	
incl.	161.0	161.5	0.50	**57.60**	**1.68**		

Eau Claire Gold deposit - Average composite gold grades

Cut off grade Au g/t		Number of Intercepts	Length m	Average Grade Au g/t	Average Grade Au oz/ton		
0		80	1.05	13.16	0.38		
4.6		51	1.01	**18.66**	**0.54**		
7.5		39	0.85	25.82	0.75		
10		26	0.85	**34.32**	**1.00**		

Chemical analysis was completed by ALS CHEMEX Laboratories using a 50-gram split and gravimetric techniques. The visible gold samples were mechanically screened and assayed for metallics. Internal standards provided by an independent company and blank samples were inserted for quality control purposes.

Note: Sample length approximates true thickness. VQTL VG - Quartz-tourmaline vein with visible gold. Assay results are pending for an additional 44 drill holes.



LAURENTIAN BANK SECURITIES

Action Note

Friday, October 31, 2008

Eastmain Resources Inc. (ER-T / $0.56) — Buy (S) / Target Price: $1.60

Éric Lemieux, MSc, P. Geo. Tel.: (819) 472-5635 lemieuxe@lb-securities.ca

Company Profile

Eastmain Resources Inc. (ER) is focused on exploration in the James Bay area of Quebec. The company's primary focal point is gold exploration within the emerging Eastmain/Opinaca mining district. Eastmain owns 100% of the Eau Claire gold deposit and has significant land holdings with partners covering key geology adjacent to Goldcorp's Eleonore project (3.7 million oz. Au). Eastmain also owns 100% of the past producing Eastmain Mine further east in the Eastmain River Greenstone Belt.



10/30/08
2.00
1.75
1.50
1.25
1.00
0.75
0.50
0.25
Volume
©BigCharts.com
1.5
1
0.5
0
Millions
Dec
08
Feb
Mar
Apr
May
Jun
Jul
Aug
Sep
Oct

Source: BigCharts.com

Market Data			
Ticker	ER-T	Shares F/D (M)	96.6
Rating	Buy (S)	Market Cap (M)	54.1
Risk	High	Float F/D (M)	96.6
Price	$0.56	Float Value (M)	54.1
1-Yr Target	$1.60	Avg Daily Volume (K)	232
Dividend	$0.00	Control Blocks	NA
1-Yr ROR	185.7%	Voting	NA
52-Wk High -Low	$1.87-$0.49	Equity	NA
Next Reporting	December 2008	Management	4%
Valuation	NAV10%	Major Shareholder-Goldcorp	9.0%
Web site	www.eastmain.com		

Source: Company reports; Thomson One; LBS estimates.

Confirming High Grade Gold

On October 30, 2008, Eastmain reported assay results from its large diameter HQ diamond drilling program on the 450 West Zone of the Eau Claire deposit. We highlight that the previously reported intersected visible gold is being confirmed by assay results that range from 5m at 8.42 g/t Au, 2.4m at 8.96 g/t Au to half meter and meter high grade intervals that average 27g/t Au. We believe the 2008 in-filling drill program on the Clearwater project is successful defining a near surface selective mining open pit target.

Analysis

We believe that the Clearwater project still has considerable exploration upside and could potentially be developed as a satellite deposit for the Eleonore project of Goldcorp. The 2008 in-filling drill program consisting of more than 63 holes (11,350 m) is essentially aimed at expanding and upgrading the known near-surface, high grade multiple quartz-tourmaline vein systems in the 450 West Zone. The numerous East-West quartz-tourmaline veins are part of a swarm of en-echelon structures that are being defined and confirmed. We note that the T, T1, T3, P, JQ, R, S veins are of narrow metric width, however they are relatively continuous and of high grade gold value.

We highlight the lateral and vertical continuity of the vein structures and believe that there is good potential to increase the known resources and more certainly upgrade the confidence level to measured resources. The current drill program is assessing the potential for defining a near surface open pit target. The near average grade of one ounce gold per ton should, in light of the developing Eleonore mill, be viewed as favourable feed due to preliminary good metallurgy and reasonable haulage distance. We believe that the Clearwater project is well positioned and that a new mineral resource estimation could lead to the establishment of a preliminary economic assessment.

Conclusion – Rating and Target Unchanged

We believe that Eastmain is an exploration and development company with compelling assets in the James Bay area. We value Eastmain as a long-term quality explorer with precious metal assets located in a stable political jurisdiction with favourable mining incentives. The Clearwater project contains a high grade gold deposit that we believe will eventually be developed. We maintain our Speculative Buy rating with a $1.60 target price.

The information contained in this document is based on what we deem to be reliable sources, but no guarantee or promise, explicit or implicit, is given as to the accuracy and exhaustiveness of these sources. This report shall under no circumstances be considered an offer to buy or sell, or a request to buy and/or sell the stocks mentioned. Laurentian Bank Securities Inc. and its employees may not be held liable for any monetary losses stemming from the implementation of the recommendations contained in this document. Laurentian Bank Securities Inc. and/or its officers, directors, representatives, traders, analysts and members of their families may hold positions in the stocks mentioned in this document and may buy and/or sell these stocks on the market or otherwise. Stocks in foreign currency may be adversely affected by exchange rate fluctuations. Laurentian Bank Securities Inc. is a wholly-owned subsidiary of Laurentian Bank of Canada. The opinions, projections and estimates are those of the Economic and Financial Research department of Laurentian Bank Securities Inc. as at the date appearing on the cover page, and are subject to change without prior notice. Laurentian Bank Securities Inc. may, in exchange for remuneration, act as a financial advisor or tax consultant for, or participate in the financing of companies mentioned in this document. This study may not be reproduced, in whole or in part, without the consent of Laurentian Bank Securities Inc.

Member of the Investment Dealers Association of Canada and of the Canadian Investor Protection Fund.

The regulation of the securities market establishes requirements that analysts must follow when issuing research reports or making recommendations. These guidelines are included in the research dissemination policy of Laurentian Bank Securities, available at http://www.vmbl.ca/actions/Actions_PolitiquesRecherche.jsp?lang=en.



LAURENTIAN BANK SECURITIES

Action Note

Friday, October 31, 2008

APPENDIX – Important Disclosures

Company	Ticker	Disclosures*
Eastmain Resources Inc.	ER-T	U, V

The analyst(s) certify that (1) the views expressed in this report in connection with securities or issuers they analyze accurately reflect their personal views and (2) no part of their compensation was, is, or will be directly or indirectly, related to the specific recommendations or views expressed by them in this report.

The Research Analyst's compensation is based on various performance and market criteria and is charged as an expense to certain departments of Laurentian Bank Securities (LBS), including investment banking.

*** Legend**

- **A** The Analyst, in his/her own account or in a related account, owns securities of this issuer.
- **L** LBS collectively beneficially owns in excess of 1% of one or more classes of the issued and outstanding equity securities of this issuer.
- **O** The Director of Equity Research, in his/her own account or in a related account, owns securities of this issuer.
- **U** Within the last 24 months, LBS has undertaken an underwriting liability with respect to equity securities of, or has provided advice for a fee with respect to, this issuer.
- **V** The Analyst has visited the Clearwater project.
- **P** This issuer paid a portion of the travel-related expenses incurred by the Analyst to visit material operations of this issuer

Laurentian Bank Securities Equity Research Ratings Distribution



40%
30%
20%
10%
0%
11%
37%
37%
15%
0%
Top Pick
Buy
Spec Buy
Hold
Reduce

Percentage of companies covered by Laurentian Bank Securities Equity Research within each rating category.

Source: Laurentian Bank Securities

Recommendation Terminology

LBS (Laurentian Bank Securities) recommendation terminology is as follows:

Top Pick	Our best investment idea, the greatest potential value appreciation.
Buy	The stock is expected to generate significant risk-adjusted returns over the next 12 months.
Hold	The stock is expected to generate modest risk-adjusted returns over the next 12 months.
Reduce	The stock is expected to generate negative risk-adjusted returns over the next 12 months.

Our ratings may be followed by "(S)" which denotes that the investment is speculative and has a higher degree of risk associated with it.

Additionally, our target prices are based on a 12-month investment horizon.

The information contained in this document is based on what we deem to be reliable sources, but no guarantee or promise, explicit or implicit, is given as to the accuracy and exhaustiveness of these sources. This report shall under no circumstances be considered an offer to buy or sell, or a request to buy and/or sell the stocks mentioned. Laurentian Bank Securities Inc. and its employees may not be held liable for any monetary losses stemming from the implementation of the recommendations contained in this document. Laurentian Bank Securities Inc. and/or its officers, directors, representatives, traders, analysts and members of their families may hold positions in the stocks mentioned in this document and may buy and/or sell these stocks on the market or otherwise. Stocks in foreign currency may be adversely affected by exchange rate fluctuations. Laurentian Bank Securities Inc. is a wholly-owned subsidiary of Laurentian Bank of Canada. The opinions, projections and estimates are those of the Economic and Financial Research department of Laurentian Bank Securities Inc. as at the date appearing on the cover page, and are subject to change without prior notice. Laurentian Bank Securities Inc. may, in exchange for remuneration, act as a financial advisor or tax consultant fx, or participate in the financing of companies mentioned in this document. This study may not be reproduced, in whole or in part, without the consent of Laurentian Bank Securities Inc.

Member of the Investment Dealers Association of Canada and of the Canadian Investor Protection Fund.

The regulation of the securities market establishes requirements that analysts must follow when issuing research reports or making recommendations. These guidelines are included in the research dissemination policy of Laurentian Bank Securities, available at http://www.vmbl.ca/actions/Actions_PolitiquesRecherche.jsp?lang=en.

END